K&L Gates LLP State Street Financial Center One Lincoln Street Boston. MA 02111-2950 T 617.261.3100 www.klgates.com

April 29, 2013

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	Salient Alternative Strategies I Fund (File Nos. 333-187357 and 811-22389)

Pre-Effective Amendment No. 2; Amendment No. 10 to Registration Statement on Form N-2

Dear Ms. Dubey:

This letter is in response to the additional oral comments (“Comments”) received telephonically on April 29, 2013, with respect to Pre-Effective Amendment No. 1 the registration statement filed under the Securities Act of 1933, as amended (333-187357), which also was Amendment No. 9 under the Investment Company Act of 1940, as amended, to the above registration statement (“Registration Statement”) of Salient Alternative Strategies I Fund (the “Fund” or “Registrant”). Pre-Effective Amendment No. 2 represents the final pre-effective amendment to the annual update for the Registrant’s existing Registration Statement on Form N-2.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter are resolve the matters raised. Registrant is filing this response in conjunction with filing Pre-Effective Amendment No. 2 to the Registration Statement.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrant’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

PROSPECTUS

Summary – Eligible Investors (p. 7)

1.	Please clarify the eligibility criteria in the “ELIGIBLE INVESTORS” section. Additionally, please include in the Registration Statement a full list of investors that fall within the definition of “accredited investor” as defined in Regulation D of the Securities Act.

Response: The requested changes have been made.

Financial Highlights (p. 22)

2.	With respect to original comment 10, please clarify as a supplemental response your initial response that the Fund has no outstanding borrowings to refer to the past as well.

Response: As a supplemental response, as indicated in the Fund’s financial statements, the Fund has no borrowings now or in past years.

Investment Strategies (p. 23)

3.	Please distinguish between principal and non-principal investment strategies. See Items 8.2b(1) and 8.4 of Form N-2. Please also distinguish between principal and non-principal risks in the disclosure of risks beginning on page 30. See Item 8.3.a of Form N-2.

Response: The requested changes have been made, indicating at the outset of the respective discussions that that the principal strategies/risks follow.

Direct Investments (p. 27)

4.	As requested by original Comment 14.d., please disclose that the Subsidiary complies with the provision of the Investment Company Act relating to custody.

Response: The requested changes have been made.

Accounting Comment provided by Chad Eskildsen

5.	As discussed on April 29, with respect to original Comment 9, please indicate that the language in the note will be clarified and changed on a going forward basis.

Response: As a response, as discussed on April 29, Registrant will ensure that future financial statements contain an altered discussion in the note for greater clarity and understanding.

*        *        *

Registrant and its distributor have submitted requests for acceleration of such amendment, which contains requested representations by Registrant. The Fund seeks effectiveness of the amended Registration Statement on April 30, 2013 or as soon as possible thereafter.

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 261-3231, or Doug Charton, at (617) 951-9192.

Sincerely,

/s/ George J. Zornada
George J. Zornada

Salient Advisors, L.P.

4265 San Felipe

Suite 800

Houston, Texas 77027

April 29, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Anu Dubey

Re:	Salient Alternative Strategies I Fund

Amendment No. 10 to Registration Statement on Form N-2

(333-187357; 811-22389)

Dear Ms. Dubey:

On April 29, 2013 Salient Alternative Strategies I Fund (the “Fund”) filed the above-captioned amended registration statement on Form N-2 (the “Registration Statement”). The Fund hereby seeks acceleration of the effectiveness of the Registration Statement as set forth below.

The Fund hereby requests acceleration of the effectiveness of the Registration Statement for April 30, 2013.

In support of its request for acceleration, the Fund acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours, Salient Alternative Strategies I Fund

By:	/s/ John E. Price
Name:	John E. Price
Title:	Treasurer

Salient Capital, L.P.

4265 San Felipe

Suite 800

Houston, Texas 77027

April 29, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Anu Dubey

Re:	Salient Alternative Strategies I Fund

Amendment No. 10 to Registration Statement on Form N-2

(333-187357; 811-22389)

Ladies and Gentlemen:

The undersigned, as distributor of the above-captioned fund and offering, hereby joins in the request of the fund that the effectiveness of its registration statement relating to the securities be accelerated for April 30, 2013.

Salient Capital, L.P.

By:	/s/ Jeremy L. Radcliffe
Name:	Jeremy L. Radcliffe
Title:	Managing Director